Mary J. McGinn

Secretary and Deputy General Counsel

September 21, 2007

BY EDGAR

Mr. Michael Reedich

Special Counsel

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Mail Stop 6010

Re:	The Allstate Corporation
Definitive 14A
Filed April 2, 2007
File No. 1-11840

Dear Mr. Reedich:

This letter is being submitted in response to the comments set forth in your letter dated August 21, 2007, to Mr. Edward M. Liddy, Chairman and former Chief Executive Officer of The Allstate Corporation, with respect to the above-referenced filing.

For your convenience, we have set forth the original comments from your letter in bold typeface and appearing below them are our responses.

Compensation and Succession Committee, page 8

1.                                      You state that your chairman, chief executive officer, and some of your other officers, participate in the committee's meetings, but not executive sessions, and that the chairman and the chief executive officer make recommendations to the committee regarding merit and promotional salary increases (other than their own), performance measures under your compensation plans, the use of the committee's authority to adjust awards under such cash incentive compensation plans, and the size and terms of employee equity awards. On page 21, you also mention that performance evaluations help determine compensation. While you analyze the company's performance in the context of compensation, please also analyze how input from these persons who are not members of the committee resulted in the various elements and amounts of compensation given your compensation objectives in the Compensation Discussion and Analysis.

The Allstate Corporation
3075 Sanders Road, Suite G5A, Northbrook, IL 60062   847-402-6146   mary.mcginn@allstate.com

In designing the various elements and amounts of compensation, the Compensation and Succession Committee draws upon the expertise of our chairman, chief executive officer, and senior human resources officer and confers with our general counsel, secretary, and chief financial officer on matters that fall within their respective realms of responsibility.

Our chief executive officer advises the Committee regarding the alignment of our performance measures under our annual and long-term cash incentive plans with our overall strategy, the alignment of the weightings of the performance measures with the responsibilities of each executive, the impact of the design of our equity incentive awards on our ability to attract, motivate and retain highly talented executives, and the competitiveness of our compensation program.  In providing this advice, the chief executive officer provides context regarding our products, business risks, financial results, and stockholder return.   The chief executive officer also makes recommendations to the Committee regarding executive merit increases and compensation packages for executives being hired or promoted. The Committee also looks to our chief executive officer for his evaluation of the performance of the executives who report to him.

In January 2007, Thomas J. Wilson replaced Edward M. Liddy as chief executive officer; Mr. Liddy remains chairman until the spring of 2008 at which time it is expected that he will retire.  As part of the transition, Mr. Liddy and Mr. Wilson both attend Committee meetings to provide historical context about the linkages between the Corporation’s strategic goals and the various elements of compensation and to provide background detail and analysis with regard to the performance of our executives.

Our senior human resources officer provides the Committee with internal and external analyses regarding the basic structure and competitiveness of our compensation program and the details of the operations of our various compensation and incentive plans, including the design of performance measures for our annual and long-term cash incentive plans and the design of our equity awards. Each year, the senior human resources officer also provides the Committee with a detailed review of the estimated and actual results for each of the corporate and business unit performance measures compared to threshold, target, and maximum goals and the resulting estimated and actual payments to the executive officers.

Our chief financial officer’s attendance at Committee meetings is one of the ways in which he, like the chief executive officer, assures himself that our Compensation Discussion and Analysis is correct so that he can provide the certification required by Section 302 of the Sarbanes-Oxley Act of 2002.  He

The Allstate Corporation
3075 Sanders Road, Suite G5A, Northbrook, IL 60062   847-402-6146   mary.mcginn@allstate.com

began attending the meetings only after the Securities and Exchange Commission adopted the new executive compensation rules and extended the certification required by Section 302 to the Compensation Discussion and Analysis.  In the course of a Committee meeting, he may also be called upon to explain details of financial results relevant to incentive compensation or other financial measures or accounting rules.

The general counsel is available at meetings to provide input on the legal and regulatory environment.  The secretary attends meetings to respond to questions about corporate governance and to assist in the preparation of minutes.

Elements of Executive Compensation Program, page 20

2.                                      We note the table disclosing the target core compensation percentage breakdown versus the actual percentage breakdown. While we understand you provide more detail regarding each of these compensation components later in the filing, after the table, please explain briefly the material reasons that the actual breakdown percentages deviated from those that were targeted.

Actual 2006 core compensation percentages deviated from targeted 2006 core compensation percentages primarily because our actual 2006 performance with respect to the performance measures for our annual cash incentive awards was significantly better than expected. Therefore, the annual incentive awards were larger than the targeted amounts and thus formed a larger percentage of core compensation. Accordingly, the corresponding percentages for the other compensation elements decreased proportionately.

The annual cash incentive awards were based on a combination of corporate and business unit performance measures and weighted as shown on page 22 of our proxy statement.  The table on page 23 lists the 13 performance measures and the achievement attained relative to threshold, target, and maximum goals.   On six of the measures we achieved or exceeded the maximum goal and on four of the measures we achieved between the target and maximum goal.

Actual 2006 core compensation percentages were also affected by our performance with respect to the performance measures for the long-term cash incentive awards for the 2004-2006 cycle and by the special equity awards discussed on pages 25-26 of our proxy statement and below in response to your comment 5.   Long-term cash incentive awards were based on a combination of three performance measures and weighted the same for all named executives as shown in the table on page 27.  On one of these measures, we did not meet the target level of performance, and on another we achieved only the target level of performance.  We exceeded target on only one measure.

The Allstate Corporation
3075 Sanders Road, Suite G5A, Northbrook, IL 60062   847-402-6146   mary.mcginn@allstate.com

Annual Cash Incentive Performance Measures, page 23

3.                                      Either in this table or in the subsection entitled Performance Measures on page 54, you disclose the threshold and maximum goals in addition to the target goals contained in the table. You should provide similar disclosure in connection with the table on page 27.

On page 23, we disclose target and actual performance measures and the achievement relative to threshold, target, and maximum goals and on page 54, we provide a detailed description of these performance measures.  To be consistent with the footnote in the table on page 23, we intend to provide similar disclosure in the first table on page 27 in our next proxy statement, updated for the 2005-2007 long-term cash incentive cycle.

4.                                      Explain more clearly how you calculated the annual target award opportunities for the named executive officers as a percentage of base salary and how you structured them to reflect individual as well as corporate performance.

One of the central beliefs on which our compensation philosophy is based is that a greater percentage of compensation should be at risk for executives who bear higher levels of responsibility for our performance.  Because annual cash incentive awards are compensation that is at risk, the Compensation and Succession Committee sets annual target award opportunities as a percentage of base salary for each named executive officer based on that officer’s individual level of responsibility for contributing to our performance and overall market competiveness.

Among the named executive officers in our 2007 proxy statement the chairman and the chief executive officer, Mr. Liddy, and the president and chief operating officer, Mr. Wilson, bore the most responsibility for our performance, followed by Mr. Simonson, who led our Investment business segment, and Mr. Sylla, who led our Allstate Financial business segment, followed by Mr. Hale, our chief financial officer.

The Committee structured each named executive’s annual cash incentive award to reflect each individual’s relative responsibility for the achievement of corporate and business unit performance and to reflect the actual performance that those efforts helped achieve.  The table on page 22 of our proxy statement shows the weighting of the annual performance measures for each named executive.  Each of these executives bears varying degrees of responsibility for the achievement of our

The Allstate Corporation
3075 Sanders Road, Suite G5A, Northbrook, IL 60062   847-402-6146   mary.mcginn@allstate.com

corporate adjusted operating income per diluted share measure, therefore part of each executive’s annual cash incentive award was tied to our performance on that measure.  Because Mr. Simonson led our Investments business unit, a much larger portion of his award was based on the achievement of the performance measures tied to our investment results.  Likewise, because Mr. Sylla led the Allstate Financial business unit, a much larger portion his award was based on the achievement of the Allstate Financial performance measures.  Mr. Wilson led the Allstate Protection business unit for most of 2006 and, accordingly, a significant portion of his award was based on the achievement of that unit’s performance measures.  However, as president and chief operating officer he had significant responsibility for the achievement of the corporate adjusted operating income measure.  Performance measures for Mr. Liddy as chief executive officer and chairman and Mr. Hale as chief financial officer are aligned to the entire organization because of their widespread oversight and management responsibilities.   Accordingly, portions of their awards were based on the achievement of the performance measures for all three business units.

Long-Term Incentive Awards - Equity, page 24

5.                                      In the last paragraph on page 25, you mention various catastrophes and other market conditions affecting insurance companies generally and Allstate more specifically in the context of the special awards. You should explain the committee's specific motivations and reasons for granting these awards and the size of the awards disclosed in the table on page 26, and how you ensure that these awards are effective in helping the company achieve its goals.

Allstate was impacted by an extraordinary level of hurricane losses in 2005. Going into 2006, we expected to continue to face substantial on-going exposure to hurricanes due to continued high levels of severe storm activity, population migration patterns that greatly increased the number and value of insured properties in storm-exposed areas, and the impact of inflation and demand surge on repair costs.  As a result, it was necessary to substantially reduce our catastrophe risk levels.  Taking into account the challenges presented by these factors, the Compensation and Succession Committee sought to support senior management’s development of comprehensive long-term solutions that would increase shareholder value.

The Compensation and Succession Committee determined that, given the degree of difficulty in reducing our catastrophe risk levels, management should be rewarded on a long-term basis for developing comprehensive solutions to catastrophe-related risks and therefore granted additional long-term equity awards in February 2006. As stated on page 25 of our proxy statement, the Committee

The Allstate Corporation
3075 Sanders Road, Suite G5A, Northbrook, IL 60062   847-402-6146   mary.mcginn@allstate.com

determined that the amount of the special awards, on a grant date fair value basis, should approximate the size of the annual awards in order to underscore the importance to shareholder value of pursuing the long-term solutions.

Summary Compensation Table, page 29

6.                                      Given the disparity between Mr. Liddy's total compensation and the amount of his other compensation elements and that of the other named executive officers, consider adding a separate more detailed discussion analyzing his compensation in the Compensation Discussion and Analysis.

Mr. Liddy will no longer be listed as chief executive officer in next year’s proxy statement due to his retirement from that position.  However, it is likely that he will still be listed as one of the named executives.   The amount of Mr. Liddy’s total compensation and the amount of each element are driven by the design of our compensation plans, the length of his tenure at Allstate, his years of experience, the scope of his duties, and the Compensation and Succession Committee’s analysis of the compensation of the chief executive officers of the peer insurance companies listed on page 20.  Because Mr. Liddy earns a final average pay benefit under our defined benefit pension plans and his pension benefit enhancement and because he has been employed by Allstate or Sears for over 19 years, the change in his pension value was significantly larger than that of the other named executives.  In addition because of his leadership experience at Allstate and because the scope of his duties as chief executive officer was so significant, the Committee awarded him higher salary and larger equity awards as compared to the other named executives.  Moreover, as explained in footnotes 3 and 4 to the Summary Compensation Table, because Mr. Liddy was retirement eligible in 2006, unlike Mr. Wilson, the compensation cost of his equity awards listed in the Summary Compensation Table includes the entire grant date fair value of his 2006 RSU and stock option awards, even though the restrictions on the RSUs expire, and the option awards vest in installments over four years and their expiration and vesting are not accelerated upon retirement.   Furthermore, because Mr. Liddy became retirement eligible in 2006, unlike Messrs. Hale, Simonson and Sylla who were already retirement eligible, his equity award compensation cost includes the cost of the RSUs, restricted stock and stock options that had been granted to him in 2002 through 2005 but not previously recognized in our financial statements.

The Allstate Corporation
3075 Sanders Road, Suite G5A, Northbrook, IL 60062   847-402-6146   mary.mcginn@allstate.com

Grants of Plan-Based Awards table, page 32

7.                                      Please explain more clearly in the narrative following the table, the calculation of the threshold, target, and maximum amounts disclosed in the table.

For the annual cash incentive, the estimated payouts at the threshold level represent 50% of the target award opportunity, estimated payouts at the target level represent 100% of the target award opportunity, and estimated payouts at the maximum level represent 300% of the target award opportunity.  For the long-term cash incentive, the estimated payout at the threshold level represents 40% of the target award opportunity, estimated payouts at the target level represent 100% of the target award opportunity, and estimated payouts at the maximum level represent 300% of the target award opportunity.

Potential Payments as a Result of Termination or Change-in-Control, page 43

8.                                      We note the various arrangements you have with the named executive officers and various scenarios described in this subsection. In the Compensation Discussion and Analysis, please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you have.

We do not view the change-in-control benefits or post-termination benefits as additional elements of compensation due to the fact that a change-in-control or other triggering event may never occur.  We believe the use and structure of our change–in-control and post-termination plans are consistent with our compensation objectives to attract, motivate and retain highly talented executives.  In addition, we believe the change-in-control arrangements preserve morale and productivity, provide a long-term commitment to job stability and financial security, and encourage retention in the face of the potential disruptive impact of an actual or potential change-in-control of the Company.  Our change-in-control policies ensure that the interests of our executives will be materially consistent with the interests of our shareholders when considering corporate transactions.

Our change-in-control arrangements are intended to reassure executives that they will receive previously deferred compensation and that prior equity grants will be honored because decisions as to whether to provide these amounts are not left to management and the directors in place after a change-of-control.  We also provide benefits if an executive’s employment is terminated within three years after a change-in-control.  These benefits following post-change-in-control terminations are intended to provide executives with sufficient incentive to stay with Allstate in the event of a change-in-control, and provide executives with some measure of job and financial security so that they are not distracted from working on behalf of stockholders prior to or after a change-in-control. The change-in-control and post-termination arrangements which are described in the “Potential Payments as a

The Allstate Corporation
3075 Sanders Road, Suite G5A, Northbrook, IL 60062   847-402-6146   mary.mcginn@allstate.com

Result of Termination of Change-in-Control” section are not provided exclusively to the named executive officers.  With the exception of the pension benefit enhancements for Messrs. Liddy and Sylla, a larger group of management employees, and with respect to certain cash severance benefits all employees, are eligible to receive the post-termination benefits described in this section.

In future filings, we will consider providing a more detailed discussion of the foregoing items to the extent that we believe such disclosure would provide material information necessary to investors' understanding of executive compensation.

It is our hope that the foregoing responses respond fully to your request for additional information and comply with your request to consider disclosure in future filings.

The Allstate Corporation acknowledges that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact me at (847) 402-6146.

Very truly yours,

/s/ Mary J. McGinn
Mary J. McGinn
Secretary and Deputy General Counsel

The Allstate Corporation
3075 Sanders Road, Suite G5A, Northbrook, IL 60062   847-402-6146   mary.mcginn@allstate.com